6-30-02

02048579

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For June 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 3

London, 11 June 2002

Consodata completed acquisitions of minority shareholdings in three Italian subsidiaries

Consodata SpA, a wholly owned Italian subsidiary of Consodata SA, has concluded agreements to acquire the interests owned by minority shareholders in the following subsidiaries:

- Domino Research Srl
- Pubblibaby SpA
- Finanza e Gestione Srl

Consodata SpA has increased its stake from 60% to 96% Domino Research and will acquire the remaining 4% next year. Consodata SpA has acquired as well the minority shareholdings in Pubblibaby and Finanza e Gestione, increasing its stake from 61% to 100% in Pubblibaby and from 60% to 100% in Finanza e Gestione.

Domino Research, created in 1996 and based in Milano, is the leading Italian geomarketing company. Domino provides its clients with data analysis tools that enable them to target specific customers, using demographics, geographic and socio-economic criteria.

Pubblibaby is a direct marketing company targeting the young mothers. The company's activities mainly consist in sending packages to young mothers for newborn babies. Pharmaceutical, FMCGs, clothing or cosmetics companies find in Pubblibaby the right partner that provide them with targeted information usually difficult to get with other media.

Finanza e Gestione provides its clients with market intelligence tools in the areas of banking and financial institutions. The company is characterized by its expertise in statistical models and multi-criteria profiling tools applicable to credit scoring.

Contacts Consodata Group
Tel: +44 207 368 74 00
Cyril TRAMON ctramon@consodata.co.uk
Anne-Sophie VINET asvinet@consodata.co.uk

Rome, 27 June 2002

SEAT: LA 7, EDITOR – EDITORIAL COMMITTEE MEETING, INNOVATIONS IN THE NEWS PROGRAMMING

A meeting was held today between the La7 editor and the Editorial Committee, during which Paolo Da Pino, Managing Director of the Seat Group, and Giuseppe Parrello, Deputy Chairman of Seat and Managing Director of La7, presented the broadcast company's editorial policy. At the same time, they also sketched out the general programming for the autumn, which will feature new shows and personalities but will maintain the current set-up. During the meeting, held in a easygoing atmosphere, the editor expressed a positive opinion on the prospects for the broadcast company, which has gained growing appreciation among television audiences, especially in La7's particular target public. The definitive programming will be presented at the beginning of July.

Today, a new organizational structure was also announced in the La7 news area: director Giulio Giustiniani will become responsible not only for the news program but also for developing new editorial initiatives. Tamara Gregoretti was appointed Vice-director, joining the other Vice-directors Carmine Fotia and Eddy Gulotta.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Such forward looking statements relate in particular to management's forecast on SEAT's current business plans for 2003. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of Internet usage in Italy;
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;
- the impact of the events of September 11, 2001, on SEAT's international business and on its investments and capital expenditures;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the Group's ability to realize the benefits of the merger with Tin.it;
- SEAT's ability to implement successfully its Internet strategy; and
- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.